Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934



                      ACINDAR ARGENTINE STEEL INDUSTRY INC.
                 (Translation of Registrant's name into English)



                            Estanislao Zeballos 2739
                                B1643AGY - Beccar
                            Province of Buenos Aires
                                    Argentina
                          (Address of principal office)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  X  Form 40-F
                      ---           ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes     No  X
                ---    ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .) ---


                                September 9, 2003

Acindar logo


Contacts:
Jose I. Giraudo                            Andrea Dala
Investor Relations Manager                 Investor Relations Officer
Acindar S.A.                               Acindar S.A.
(54 11) 4719 8674                          (54 11) 4719 8672

                                  ACINDAR S.A.
                       FIRST SEMESTER OF YEAR 2003 RESULTS
                            ENDED AS OF JUNE 30, 2003


Buenos Aires, August 8th, 2003 - Acindar S.A. (the "Company") today announced net income for the period ended June 30th, 2003 of Ps. 353.3 million. Results were positively affected by the revaluation of the Peso which resulted in a foreign exchange gains of Ps. 151.6 million.

On April 8th, 2003 the Comision Nacional de Valores issued Resolution 441/03, which suspended the application of inflation adjustments in financial statements beginning March 1st, 2003. Whereas, for the period from January 1, 2003 through February 28, 2003, the Company's results were adjusted by applying variations in the Argentine wholesale price index to such results from the date of the relevant event through February 28, 2003, such results for the period from March 1st through June 30th , 2003 were expressed in nominal Argentine pesos.

Furthermore, any comparison between the first semester of 2003 and the same period in 2002 should take into account the extremely adverse conditions prevailing in Argentina during the first semester of 2002. Therefore, a comparison between such periods should be done carefully and must consider the fact that such periods correspond to the most recessive and volatile period of the recent argentine history.

Revenues for the period ended June 30th, 2003 significantly increased when compared to revenues for the same period in 2002. While domestic revenues increased as a consequence of larger volumes and an increase in domestic prices (which resulted mainly from an increase in the Company's production costs), export sales decreased as a consequence of lower export prices and volume. Export prices were influenced by a lower exchange rate and a smaller mix of sales.

While electricity and natural gas prices have not risen significantly, the Company believes that in coming months, local costs increases (including electricity and gas prices) may exceed significantly its ability to raise its prices as a result of such increases. Additionally, the Company believes that an increase in the rate of inflation and a fluctuations in the value of the peso may cause its margins to decrease to their average historical levels.

Operating Result
----------------

Net sales as of March 2003 increased 32.8%, to Ps. 625.7 millions for the period ended June 30th, 2003, as compared with Ps. 471.1 millions for the same period of year 2002.

Domestic net sales increased from Ps. 271.6 million for the period ended June 30th, 2002 to Ps. 487.2 million for the present period. Higher domestic sales were the result of an increase in shipments and higher domestic prices.

Export sales decreased from Ps. 205.6 million for the period ended June 30th, 2002 to Ps. 151.9 million for the period ended June 30, 2003.

The Company's average selling price for the first semester of year 2003 was 7.3% higher than for the same period of year 2002 .

The Company's average cost per ton of the Company decreased 2.7% compared to the same period of the previous year.

Gross profits for first semester of year 2003 rose to Ps. 270.9 millions compared to Ps. 178.7 millions for the same period of year 2002.

Administration and selling expenses for the semester ended June 30th, 2002 included a charge related to the provision for debt reestructuring fees. Consequently administrative and selling expenses for the first semester of year 2003 showed a decrease of 34.0% when compared with the same period of year 2002.

As a consequence of this performance, EBITDA for the semester ended June 2003 was Ps. 249.4 millions (39.8% of net sales), in comparison with Ps. 113.9 millions (24.2% of net sales) for the same period of the previous year.

Financial income (expenses) and holding gains (losses), as a consequence of debt restructuring and revaluation of the peso, represented a net gain of Ps. 129.1 millions, compared to a net loss of Ps. 695.5 millions in the same period of year 2002. As a consequence of the revaluation of the Peso during the period foreign exchange gains amounted to Ps. 151.6 million.

Income tax for the period was a gain of Ps. 12.1 million due to the effect of deferred income tax applied since January 1st, 2003 in accordance with new accounting rules.

Net Income for the semester ended June 30th, 2003 amounted to Ps. 353.3 millions, no extraordinary results were recorded. Net loss for the semester ended June 30th, 2002 amounted to a loss of Ps. 622.6 million.

Debt Restructuring
------------------

On March 25th, 2003 the Company issued a press release announcing the outlines of a proposal for the restructuring of certain of its financial indebtedness to the committee of its creditors, which found that such proposal provided a foundation for a potentially successful restructuring agreement acceptable to the Company's creditors.

The first stage of the restructuring process was a Cash Tender Offer which expired on May 29th, 2003. As previously announced by the Company, U.S.$ 40,041,663 in aggregate principal amount of Notes and Dollar Debt was validly tendered pursuant to the Cash Tender Offer. Acindar has accepted for purchase, at a Purchase Price of U.S.$650 per Ps. 1,000 principal amount, all of the Notes and Dollar Debt validly tendered pursuant to the Cash Tender Offer. The cash payment required to complete the Cash Tender Offer was U.S.$26,027,080. Acindar also paid an aggregate of U.S.$2,002,083 as an Early Tender Payment in connection with the Cash Tender Offer.

Acindar has also received notification from the creditors committee of its satisfaction with respect to the progress of the restructuring negotiations to date. In addition, the creditor banks have stated that the proposal for the company's restructuring is in a position to be presented to their respective credit committees for approval. If such approval is obtained, the parties would be allowed to proceed with the preparation, negotiation and execution of the definitive documentation related to the proposed restructuring.

It was in this favorable context for its proposed restructuring that Acindar, on June 9, 2003, announced its intention to make certain payments to its creditors in pesos and dollars as previously described in its March 25 press release. Such payments permitted the company to reduce a significant portion of its debt in pesos and to make certain payments on its dollar- denominated debt in advance of a final restructuring plan.

The payments were as follows: (a) (i) an amount of Ps. 58,807,561 applied to the cancellation of certain credits in pesos that have a total nominal value of Ps. 86,997,107; (ii) an amount of U.S.$17,919,977 applied to the partial cancellation of certain credits in dollars that correspond to debt that was overdue on November 30, 2001 (plus accrued and unpaid interest on such debt) and of the remainder of the dollar-denominated debt (excluding the Negotiable Obligations due 2004) calculated at the original interest rate through November 30, 2001, and from December 1, 2001 through June 4, 2003, at a rate of 4% per annum; and (iii) the amount of U.S.$6,795,261 applied to the cancellation of accrued and unpaid interest on the Negotiable Obligations due 2004 (remaining after completion of the Cash Tender Offer reffered to above) calculated at the original interest rate through November 30, 2001, and from December 1, 2001 through June 4, 2003, at a rate of 4% per annum.


Schedule A

(million of Pesos restated to February 2003)

  Income Statement
  ------------------------------------------------------------------------------------------
  (Consolidated Information)                June                     June
                                            2003                     2002
  Shipments (Tons)
  Domestic Market                          398.229       71,7%      272.859         61.3%
  Export Market                            157.226       28,3%      172.173         38.7%
  Total                                    555.455      100,0%      445.032        100,0%
  ------------------------------------------------------------------------------------------

  Prices (Ps./Ton)
  Domestic Market                            1.223                     995
  Export Market                                966                    1.194
  Average Price                              1.150                    1.072
  ------------------------------------------------------------------------------------------

  EBITDA (in millions Ps.)                   249,4                    113,9
  EBITDA / Ton (Ps./Ton)                     448,8                    255,9

  ------------------------------------------------------------------------------------------
                          In Million Ps.
  Net Sales                                  625,7        100%        471,1          100%
  Cost of Sales                             (354,8)     (56,7%)      (292,3)       (62,0%)
  Gross Profit                               270,9       43,3%        178,8         38,0%

  Selling Expenses                           (12,5)      (2,0%)       (11,0)        (2,3%)
  Administration Expenses                    (11,2)      (1,8%)       (24,8)        (5,3%)
  Depreciation & Amortization                (42,2)      (6,7%)       (55,8)       (11,8%)
  Other Expenses                               2,1        0,3%        (29,1)        (6,2%)

  Operating Income                           207,1       33,1%         58,1          12,4%

  Other Operating Income - Net                 1,1        0,2%         (4,0)        (0,8%)
  Long Term Investments Results                3,9        0,6%         (4,0)        (0,8%)

  Financial & Holding Results                129,1       20,6%       (695,5)      (147,6%)

  Loss before Income Tax                     341,2       54,5%       (645,4)      (136,8%)

  Income Tax and Tax on Minimum Notional      12,1        1,9%         22,9          4,9%
  Income

  Net Income / Loss                          353,3       56,4%       (622,5)      (131,9%)


Schedule B

(million of Pesos restated to February 2003)

 Balance Sheet
 --------------------------------------------------------------------------------------------------------
 (Consolidated Information)

                                                          June                   December
                                                          2003                     2002
 ASSETS

 Current Assets
 Cash & Investments                                      178,1                      166,7
 Accounts Receivables                                    123,5                      191,6
 Other Receivables                                        82,8                       70,8
 Inventories                                             188,2                      159,4
 Other Current Assets                                      2,5                        4,4
  Total Current Assets                                   575,1                      592,9

 Non-Current Assets
 Fix Assets                                              828,4                      893,8
 Other Non-Current Assets                                131,3                      115,9
  Total Non-Current Assets                               959,7                    1.009,7
 TOTAL ASSETS                                          1.534,8                    1.602,6


 LIABILITIES

 Current Liabilities
 Accounts Payable                                        118,5                      131,6
 Loans                                                   602,2                      554,9
 Other Current Liabilities                                81,4                      101,8
  Total Current Liabilities                              802,1                      788,3

 Non Current Liabilities
 Loans                                                   375,6                      795,8
 Other Non Current Liabilities                            14,5                       29,2
 Total Non Current Liabilities                           390,1                      825,0
 TOTAL LIABILITIES                                     1.192,2                    1.613,3

 TOTAL STOCHKHOLDERS EQUITY                              342,6                      (10,7)

 TOTAL LIABILITIES AND STOCKHOLDERS EQUITY             1.534,8                    1.602,6

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     ACINDAR INDUSTRIA ARGENTINA DE ACEROS S.A.
                                         (Registrant)



Date: September 9, 2003              By: /s/ JORGE N. VIDELA
                                         -----------------------
                                         Jorge N. Videla